

AMERI METRO, INC.
"CHANGING THE WAY YOU MOVE"

Affiliated Companies:
HSR PASSENGER SERVICES, INC.
HSR LOGISTICS, INC.
HSR TECHNOLOGIES, INC.
HSR FREIGHT LINE, INC.

August 21, 2014

Securities and Exchange Commission
Division of Corporation Finance
Washington DC 20549

Re: Ameri Metro, Inc.
Form 8-K
File No. 0-54546
Filed August 1, 2014

To the Securities and Exchange Commission:

Ameri Metro, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its Form 8-K and amendments thereto (the "Registration Statement"). In regard to the Registration Statement, the Company and its management acknowledge that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: Naresh Mirchandani
Chief Financial Officer.

P.O. BOX 125 • RED LION, PA 17356 • PHONE: (717) 246-3876 • FAX: (717) 417-1439